SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)

                                  Toro Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   891092108
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power            668,525

6)    Shared Voting Power          0

7)    Sole Dispositive Power       668,525

8)    Shared Dispositive Power     0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   668,525

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)  Percent of Class Represented by Amount in Row 9.      5.52%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )

SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:    Toro Company

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 668,525 shares of common stock representing 5.52% of the total outstanding (12116732). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [  ]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-3-97                                /S/ Rodney D. Cerny

                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      ttc (Toro Company)
PRICE:  36.500

PORTFOLIO                                                         TOTAL          MARKET     UNREALIZED
  CODE                 NAME                     QUANTITY          COST           VALUE      GAIN/LOSS
---------  ----------------------------------   --------      ------------   ------------  -----------
16715360  Omaha Construction Industry F/P       63,700     2,085,047.90      2,325,050.00   240,002.10
17285     KPTC FBO: Quality Living Inc. Lied       550        18,411.25         20,075.00     1,663.75
          Endowment
2085      KP Trust FBO: Ecklund, Glenn Trust       600        19,963.80         21,900.00     1,936.20
30030717  Abbott, R. Cody - IRA                    500        16,043.96         18,250.00     2,206.04
30213156  Ancona, Carl IRA                         400        13,544.84         14,600.00     1,055.16
30213585  Antolak, Stanley IRA                     900        30,122.64         32,850.00     2,727.36
30416229  Bailey, Pamela G. - IRA                  600        19,245.12         21,900.00     2,654.88
30918947  Brushwyler, Robert W. - IRA              250         8,318.25          9,125.00       806.75
31321602  Clark, John V.  Jr. - IRA                450        15,084.44         16,425.00     1,340.56
31680435  Davis, John B. -IRA                    1,650        54,401.97         60,225.00     5,823.03
33633526  Frank, Albert R - IRA                  1,200        39,236.07         43,800.00     4,563.93
33936095  Griffis, Gary L. - IRA                   450        15,133.34         16,425.00     1,291.66
34440414  Hughes, Virginia - IRA                   650        21,562.45         23,725.00     2,162.55
35698327  Mapes, Jane SEP IRA                      750        25,112.72         27,375.00     2,262.28
35753559  Mahoney, Robert W. - IRA                 125         4,125.82          4,562.50       436.68
36357879  Naughton, Elizabeth - IRA                250         8,391.39          9,125.00       733.61
37167430  Prebula, Alvin W. - IRA                  300         9,729.88         10,950.00     1,220.12
37670939  Ruge, Daniel MD - IRA                    350        11,457.76         12,775.00     1,317.24
38374565  Sorensen, Mark B. MD SEP/IRA             900        30,120.14         32,850.00     2,729.86
40000084  Midwest Laboratories, Inc., P/S        3,000       100,123.62        109,500.00     9,376.38
40000098  Midwest Laboratories, Inc. P/P         2,800        93,461.04        102,200.00     8,738.96
40187005  Andersen Berkshire Lauritsen & Brower    450        15,084.44         16,425.00     1,340.56
          P/S
40481380  Barlow, Johnson, Flodman, Sutter,      1,200        39,568.06         43,800.00     4,231.94
          Guenzel & Eske P/S
40616954  Behlen Mfg. Co.4OlK Thrift Plan &      5,600       184,903.82        204,400.00    19,496.18
          Trust
40617270  Berens & Tate PC 401K                    750        24,998.13         27,375.00     2,376.87
41315281  City of Holdrege P/P                     350        11,754.42         12,775.00     1,020.58
41321456  City of Gering Police Officers P/P       300         9,902.35         10,950.00     1,047.65
          (Conservative Growth)
41321475  City of Gering Police Officers P/P       200         6,566.49          7,300.00       733.51
          (Aggressive Growth)
41321526  Clark Bros. Transfer Inc. ESOP           500        16,760.83         18,250.00     1,489.17
41321630  Cliffs Notes Inc. MP P/P                 650        21,788.83         23,725.00     1,936.17
41422262  Columbus Medical P/P Equity Account    1,000        33,710.73         36,500.00     2,789.27
41714114  Fitzgerald, Schorr, Barmettler &       1,200        39,988.81         43,800.00     3,811.19
          Brennan P/S
43129791  Erickson & Sederstrom 401K - Balanced    650        21,676.59         23,725.00     2,048.41
43174689  Erickson & Sederstrom P/S                400        13,373.72         14,600.00     1,226.28
43174726  Erickson & Sederstrom 401K - Equity      850        28,183.43         31,025.00     2,841.57
44022765  Hawkins Construction Special Account   1,000        32,858.61         36,500.00     3,641.39
          P/S
                                       1


                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      ttc (Toro Company)
PRICE:  36.500

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
44206123   Holdrege Medical P/P                      600        19,903.80         21,900.00      1,996.20
44423862   Indiana Seed Co. P/S                      125         4,206.41          4,562.50        356.09
44440003   Vishay Intertech Master Trust - KPM -   8,500       279,264.30        310,250.00     30,985.70
           Hourly P/P of Sprague Elec.
44490781   Jaeger, Thomas, MD Profit Sharing Plan    450        15,086.94         16,425.00      1,338.06
44541281   IBEW Local No. 22-NECA Pension Plan     4,700       154,524.00        171,550.00     17,026.00
44543954   Painters Local #109 Pension Fund        2,350        77,706.80         85,775.00      8,068.20
45004086   Sioux City Foundry P/P                    650        21,279.23         23,725.00      2,445.77
45971340   Medical Lab Inc. P/P FBO: Dr. Skoog     1,300        43,105.92         47,450.00      4,344.08
45990904   Fremont Area Medical Center Equity     12,400       413,022.12        452,600.00     39,577.88
46357949   Nebraska Public Employees Balanced     14,700       484,417.15        536,550.00     52,132.85
           Acct. - Equity
46357954   Nebraska County Employees Balanced      3,950       130,208.00        144,175.00     13,967.00
           Acct. - Equity
46434071   Nebraska County Employees Quality      15,600       519,107.95        569,400.00     50,292.05
           Growth Account
46434523   Nebraska Public Employees Quality      55,750     1,851,803.65      2,034,875.00    183,071.35
           Growth Account
46601512   North Platte Firefighters Pension Plan  1,600        52,618.25         58,400.00      5,781.75
           (Equity)
46762977   Omaha Public Power District Retirement 43,900     1,435,759.85      1,602,350.00    166,590.15
           Plan
46865560   Paulsen Development Construction Inc.     250         8,391.39          9,125.00        733.61
           401K (Equity)
46866079   Reilly, Petersen & Hannan, P.L.C.         500        16,760.83         18,250.00      1,489.17
           P/S-Equity Account
47066831   Plaindealer Publishing Co., Inc. 401K     300         9,975.20         10,950.00        974.80
           R/P
47369022   Reinke Mfg. Co., Inc. Employee P/S      1,600        53,446.43         58,400.00      4,953.57
47369055   Reinke Mfg. Co. Inc. Employer P/S         650        21,780.97         23,725.00      1,944.03
47789004   Schluter, Judith H.                       500        16,629.00         18,250.00      1,621.00
48096144   Danko Emergency Equipment P/S Equity      800        26,784.36         29,200.00      2,415.64
           Account
48096200   Smeal Fire Apparatus P/S Equity         1,750        57,706.34         63,875.00      6,168.66
           Account
48096262   Smeal Manufacturing Company P/S           450        15,087.84         16,425.00      1,337.16
           Equity Account
48677034   Milbourn, Fehringer, Kessler & Peetz      700        23,446.07         25,550.00      2,103.93
           P.C. 401K P/S & Trust
49385510   Wintz Funeral Home Inc. P/S Plan          250         8,391.39          9,125.00        733.61
50617236   Berry, Rose Mary                          400        12,954.86         14,600.00      1,645.14
50619607   Bellevue University Ada & James           500        16,412.78         18,250.00      1,837.22
           Redding Endowed Business Chair

                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      ttc (Toro Company)
PRICE:  36.500

PORTFOLIO                                                         TOTAL            MARKET       UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE        GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------    -----------
50717721   Bishop Clarkson Memorial Foundation /  19,200       631,592.60        700,800.00     69,207.40
           Equity
50717735   Bishop Clarkson Memorial Foundation       800        26,303.40         29,200.00      2,896.60
           Scholarship Fund / Equity
50818273   Borchert, Marshall & Jennie               400        13,413.06         14,600.00      1,186.94
51220744   Central States Health & Life of Omaha   9,400       309,499.00        343,100.00     33,601.00
51262381   Catrucco, John                            150         5,046.30          5,475.00        428.70
51315285   Grand Island Police Officers P/P        1,100        36,834.14         40,150.00      3,315.86
51315290   Grand Island FireFighters P/P Equity    4,700       156,705.76        171,550.00     14,844.24
51320096   KPM FUNDS, Inc. Equity Portfolio       31,500     1,044,962.50      1,149,750.00    104,787.50
51320994   Children's Hospital Foundation          9,000       293,353.90        328,500.00     35,146.10
51442495   Omaha Archdiocesan Foundation Inc.      1,050        33,186.10         38,325.00      5,138.90
           (Equity)
51447059   Conception Benedictine Trust            1,600        54,554.15         58,400.00      3,845.85
51519697   Creighton University Endowment Fund    40,150     1,318,725.75      1,465,475.00    146,749.25
51519701   Creighton Prep Endowment Fund /         2,200        74,672.30         80,300.00      5,627.70
           Equity
51522794   Creche Child Care Center Endowment        400        12,628.00         14,600.00      1,972.00
51523232   Custer Public Power District Money      1,900        62,899.18         69,350.00      6,450.82
           Purchase P/P
51724546   Devita Family Trust                       750        24,918.39         27,375.00      2,456.61
51925173   Dolce, Mary Revocable Trust               300        10,065.28         10,950.00        884.72
51925187   Dolce, John Revocable Trust               300        10,065.28         10,950.00        884.72
52127033   Edwards, Robert & Charlene                500        16,395.27         18,250.00      1,854.73
53834623   Geneva Tube Inc.                        1,200        39,893.88         43,800.00      3,906.12
54338689   Hetzler, William Tr.                      350        11,739.17         12,775.00      1,035.83
54338694   Hetzler, Marilynn Tr.                     350        11,739.17         12,775.00      1,035.83
54339009   Hill, William R.                           75         2,529.23          2,737.50        208.27
54489579   Jacobsen, Thomas                          400        13,460.48         14,600.00      1,139.52
54543901   Insurance Consultants Inc.                500        15,552.50         18,250.00      2,697.50
54646353   Jacobsen, Peter L. & Ellen G. Trust       200         6,757.40          7,300.00        542.60
54646517   Jansky, Inc.                              300         9,899.64         10,950.00      1,050.36
54721700   KPM Equity Partners LP                 10,400       341,841.60        379,600.00     37,758.40
54948690   Katelman, Lorrie Farris Trust             250         8,394.97          9,125.00        730.03
55018120   Klein, John Trust                         225         7,500.18          8,212.50        712.32
55451141   Wai, Cecilia Family Trust: Lambert Wai    700        23,459.60         25,550.00      2,090.40
           Trustee
55552649   Loseke, Lavonne                         1,200        39,625.62         43,800.00      4,174.38
55652998   Lutheran Family Services Foundation       400        13,141.82         14,600.00      1,458.18
           Equity
55753327   Maasdam, Chris F. & Cathy A.              200         6,717.50          7,300.00        582.50
55754567   McKinney, Daniel MD                       950        31,431.32         34,675.00      3,243.68
56019915   Mueller-Schluter LP                     5,650       185,767.10        206,225.00     20,457.90
56257138   Muilenburg, Conrad D.                     500        16,419.29         18,250.00      1,830.71

                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      ttc (Toro Company)
PRICE:  36.500

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
56331992   Farmers Mutual United Insurance            850        28,476.58         31,025.00     2,548.42
           Company
56357944   NE Farmers Mutual Reinsurance              550        18,442.62         20,075.00     1,632.38
           Association
56357977   Nebraska Investment Council - Fund B    40,000     1,305,810.00      1,460,000.00   154,190.00
           Small Cap
56662147   Olsen, Cheryl K. Revocable Trust           500        15,288.29         18,250.00     2,961.71
56662468   O'Neal, T. Keith                         1,450        48,044.27         52,925.00     4,880.73
56865734   Peck, John M.                            1,000        33,455.78         36,500.00     3,044.22
56872876   Peller, Thelma L.                          125         4,208.91          4,562.50       353.59
57167410   Prebula, Alvin & Stephanie                 500        16,758.33         18,250.00     1,491.67
57368606   Ragan, Daniel                              300        10,082.50         10,950.00       867.50
57871927   Schneider, Ronald & Janice Funnel        1,100        36,770.87         40,150.00     3,379.13
           Trust
57871946   Schluter, Fredric E., Jr.                  350        11,641.05         12,775.00     1,133.95
57871951   Schelkopf, Stanley & Donna                 650        21,776.93         23,725.00     1,948.07
57871965   Schluter, F. E., Jr. Partners Acct. 2      350        11,641.05         12,775.00     1,133.95
57952513   Shenandoah Memorial Hospital             1,700        56,352.20         62,050.00     5,697.80
58072449   Seno A Partnership FBO: James C Ransom     700        23,446.07         25,550.00     2,103.93
58072454   Seno A Partnership 11130: Ransom           300        10,065.28         10,950.00       884.72
           Generation Skipping Trust
58777207   Theilen, Robert W                          700        23,446.07         25,550.00     2,103.93
58880493   United of Omaha Common Stock Portfolio  66,100     2,082,903.50      2,412,650.00   329,746.50
58880501   United Value Equity Fund               123,200     3,865,143.15      4,496,800.00   631,656.85
58980497   University of Nebraska Foundation          600        20,164.36         21,900.00     1,735.64
59268105   Hestmark, Virginia W. Trust              1,250        41,518.38         45,625.00     4,106.62
59688168   Youngstrom, Warren & Jacqueline          1,800        60,089.89         65,700.00     5,610.11
59688192   YSB FBO: Inness, George J. Revocable       600        20,065.39         21,900.00     1,834.61
           Trust
59688210   YSB FBO: Kennedy, L.C. Marital Trust       400        13,270.34         14,600.00     1,329.66
7764       KPTC: Scottsbluff Police Officers        1,850        61,314.13         67,525.00     6,210.87
           Pension Plan
7769       KPTC: Scottsbluff FireFighters Pension     950        31,507.64         34,675.00     3,167.36
           Plan
822        Kittredge, William R. - IRA                500        16,828.00         18,250.00     1,422.00
9524       KP Trust FBO: Wood, Jane R.                200         6,659.60          7,300.00       640.40
                                                  -------    -------------    -------------- -------------
                                                  668,525    21,746,401.50     24,401,162.50 2,654,761.00
                                        4
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